CubeScape, Inc.

October 8, 2015

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0404

Attention:

Mr. Jay Ingram:

Re: CubeScape, Inc.:  Effectiveness of Registration Statement on Form S-1 originally Filed on August 4, 2015, as amended by Amendment No. 1 to Registration Statement on Form S-1 Filed August 25, 2015  (SEC File Number 333-206068)

Dear Mr. Ingram:

This letter serves as CubeScape, Inc., a Nevada corporation (the “Company”) request, per the guidance received by our legal counsel Krueger LLP, for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”), so that such Registration Statement shall become effective at 10:30 a.m. Washington, D.C. time) on Wednesday, October 14, 2015, or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, the Company hereby acknowledges that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Mr. David Estus at the following address:

1854 Oxford Avenue

Cardiff-by-the-Sea, California 92007

Very truly yours,

/s/ David Estus

David L. Estus, President

Chief Executive Officer and Chief Financial Officer

CubeScape, Inc.

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